Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 1 DATED MARCH 30, 2009

TO THE PROSPECTUS DATED SEPTEMBER 25, 2008

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated September 25, 2008 and the documents incorporated by reference therein. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose changes to the expected use of proceeds from this offering under our dividend reinvestment plan.

ESTIMATED USE OF PROCEEDS

The table below sets forth information about the estimated selling commissions and other organization and offering costs of this offering. To the extent permitted under state securities laws, if we paid selling commissions in connection with the sale of shares to you in our primary offering, we may pay a 3% selling commission on any shares issued to you under our dividend reinvestment plan. We will not pay selling commissions on shares issued to residents of Ohio under the dividend reinvestment plan commencing with plan purchases for dividend record dates after September 30, 2008. For purposes of the table, we have assumed that we will pay a 3% selling commission on all shares sold under the plan. Organization and offering expenses represent management’s best estimate since these amounts cannot be precisely calculated at this time.

Depending primarily upon the number of shares we sell in this offering and assuming a $9.50 purchase price for shares sold under the dividend reinvestment plan, we estimate that after payment of selling commissions and offering expenses, we will have 96.75% of our gross offering proceeds available for general corporate purposes, including, but not limited to, the following:

•	the repurchase of shares under our share redemption program;

•	capital expenditures, tenant improvement costs and leasing costs related to our investments in real estate properties;

•	reserves required by financings of our investments in real estate properties;

•	funding obligations under our real estate loans receivable;

•

investments in real estate properties and real estate-related assets, which would include payment of acquisition fees to our advisor equal to 0.75% of the cost of the investments (including debt and any acquisition expenses attributable to such investments); and

•	the repayment of debt.

We cannot predict with any certainty how much, if any, dividend reinvestment plan proceeds will be available for specific purposes. Though our board has the authority under our organizational documents, our distribution policy is not to use the proceeds of this offering to pay distributions.

	Dividend Reinvestment Plan (80,000,000 shares) ($9.50/share)

Gross Offering Proceeds	$760,000,000	100.00%
Selling Commissions	22,800,000	3.00
Other Organization and Offering Expenses (1)	1,910,000	0.25

Amount Available for General Corporate Purposes	$735,290,000	96.75%

(1) Includes all expenses (other than selling commissions) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees. KBS Capital Advisors has agreed to reimburse us to the extent selling commissions and other organization and offering expenses incurred by us in connection with the dividend reinvestment plan exceed 15% of aggregate gross offering proceeds from the plan. See “Plan of Distribution” in the prospectus.